

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Matthew Reid
Chief Executive Officer
APPlife Digital Solutions Inc.
50 California St, #1500
San Francisco, CA 94111

> **Re: APPlife Digital Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 16, 2023**
> **File No. 333-269389**

Dear Matthew Reid:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business
Products, page 20

1.   We note your response to prior comment 4 and reissue it, in part. With respect to the development of your Valida "super wallet", please provide a description of the processes and fees related to the use of the Polygon blockchain.

2. We note your response to prior comment 6. Please expand your discussion of the security precautions you will take to keep your customers crypto assets secure and highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets. Additionally, given that the wallets will be non-custodial, please provide more detail on how the "cold storage" feature will work.

3. With respect to the development of your Valida wallet, we note that you will focus on storing and sharing NFTs that represent practical use. Please explain how you intend to achieve this focus and whether you will prevent customers from storing other types of NFTs. Additionally, please identify all of the services that you will provide in connection with the super wallet. Lastly, we note that you "plan to add a secondary round of features." Please expand your discussion to identify those planned features.

General

4. We note your response to prior comment 9 that your business management and executive teams do not operate in China and that you generate no revenue in China. However, you disclose in the risk factors that your "sole officer and director, Matt Reid, resides in China and operates the Company from China." Your disclosure also indicates that you work in partnership with a licensed law firm in Shanghai China and that you anticipate working with other Chinese entities. Please revise your disclosure to address this inconsistency or explain.

 Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Chase Chandler